August 4, 2022

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn. Cheryl Brown, Staff Attorney and Loan Lauren Nguyen, Legal Branch Chief

Re:	Ranger Gold Corp.
Amendment No. to Form 10-12G
Filed July 25, 2022
File No. 000-53817

Ladies and Gentlemen:

This letter sets forth the responses of Ranger Gold Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated August 3, 2022 (the “Letter”), relating to the Company’s Amendment No. 1 to Form 10-12G (“Amendment No. 1”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. We are submitting, via EDGAR, Amendment No. 2 to the registration statement (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form 10-12G filed July 25, 2022

Note A - Business Activity, page F-8

1.

We note your response to prior comment 1 and reissue in part. We note disclosures here and in Note C that you are an emerging growth company. We also note that your cover page indicates you are not an emerging growth company. Please revise your registration statement to reconcile these disclosures and clarify that you are not an emerging growth company.

Response:

We apologize to the Staff for failing to make the requested changes to remove all references to our status as an “emerging growth” company. We respectfully submit Amendment No. 2 wherein we have deleted any references to our status as an “emerging growth” company.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned.

Very truly yours,

Ranger Gold Corp.

/s/ Bryan Glass
Bryan Glass, President